

June 16, 2010

Daryl Wilson
President and Chief Executive Officer
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario, Canada L5R 1B8

     Re: Hydrogenics Corporation
                Registration Statement on Form F-3
                Filed on May 25, 2010
                File No. 333-167078

Dear Mr. Wilson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 5

1.   Please revise to identify the person or persons having voting and or investment rights for the shares held by Alpha Capital Anstalt. See Exchange Act Rule 13d-3. If this person is Joe Hammer, please clarify.

Opinion of Counsel - Exhibit 5.1

2.   It is unclear what matters of US Federal law counsel is opining upon. In this regard, please see the first paragraph on page 2 of the opinion, including the last sentence which states that "all opinions concerning the Federal laws of the United States of America are given by members of the New York State Bar." Please advise, or revise to remove references to U.S. Federal law and New York counsel.

3. Please obtain and file as an exhibit a new revised opinion which makes clear that the Shares will, when sold, be legally issued. In this regard, the current opinion indicates only that the Shares have been "duly authorized and issued". Refer to Item 601(b) (5) of Regulation S-K.

Undertakings

4. We note that you have provided the undertakings required for offerings relying on Rule 430B. However, as you do not appear to have a $75 million public float, you would not be eligible to rely on Rule 430B. As such please provide the undertaking required by Item 512(a)(5)(ii) for companies subject to Rule 430C, or supplementally confirm why you are eligible to rely on Rule 430B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or me at (202) 551-3765.

Sincerely,

Pamela A. Long
Assistant Director